Exhibit 99.56

PRESS RELEASE

Skye Resources Securityholders Approve Business Combination with HudBay Minerals

August 19, 2008 – TORONTO, ON and VANCOUVER, BC – HudBay Minerals Inc. (“HudBay”) (TSX – HBM) and Skye Resources Inc. (“Skye”) (TSX – SKR) are pleased to announce that Skye shareholders, optionholders and holders of deferred share units have voted in favour of the previously announced business combination between HudBay and Skye (the “Transaction”) at a special meeting of Skye securityholders held today in Vancouver. In excess of 99% of the votes cast at the meeting were in favour of the Transaction.

The completion of the Transaction remains subject to a final hearing by the Supreme Court of British Columbia, currently expected to take place on August 22, 2008, with closing of the Transaction expected to occur shortly thereafter. The Transaction is structured as a Plan of Arrangement under the Business Corporations Act (British Columbia) between HudBay, Skye and 0828275 B.C. Ltd., a wholly-owned subsidiary of HudBay.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading Canadian base metals mining company with a focus on the discovery and production of zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

About Skye Resources Inc.

Skye’s principal asset is the world class Fenix Nickel Project (the “Fenix Project”) in Guatemala, which includes 41.4 million tonnes of reserves. Skye has completed a feasibility study for a ferro-nickel project using proven conventional smelting technology. Environmental and construction permits for the project have been received, basic engineering is complete, detailed engineering is approximately 50% complete and preparations to initiate construction are underway.

(HBM-G)

FOR FURTHER INFORMATION PLEASE CONTACT:

HudBay Minerals Inc.	Skye Resources Inc.
Brad Woods	Cindy Burnett
Director, Investor Relations	Vice President, Investor Relations
Tel: (204) 949-4272	Tel: (604) 648-4133
Email: brad.woods@hbms.ca	Email: cburnett@skyeresources.com
Website: www.hudbayminerals.com	Website: www.skyeresources.com

Cautionary Notice: This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Skye and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the required court approval of the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay and Skye have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Skye undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

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